

February 26, 2014

Via E-mail
George Gemayel
President
Greenkraft, Inc.
2530 S. Birch Street
Santa Ana, CA 92707

      Re: Greenkraft, Inc.
               Amendment No. 2 to Form 8-K
               Filed February 14, 2014
               File No. 000-53047

Dear Mr. Gemayel:

We have reviewed your responses to the comments in our letter dated February 11, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1. We note your response to our prior comment 1. Please balance the disclosure in the first bullet point on page 2 to clarify that your valuation is not reflected in your financial statements, which are based on historical cost, as explained in Note 2 to your pro forma financial statements filed as Exhibit 99.3 to your Form 8-K. Also clarify that your "internal forecasts and EBITDA projections" have not been independently verified by any financial advisor, are solely based on your beliefs, and there can be no assurance that your actual results will match your internal forecasts or projections.

Risk Factors, page 10

The line of credit with Pacific Premier Bank contains certain restrictive covenants, page 16

2. We note your response to our prior comment 6. We note your disclosure that on October 19, 2013 Pacific Premier advised you that you were not in compliance with the global debt coverage ratio contained in the Pacific Premier credit facility. Please revise to describe the extent of your non-compliance with the minimum global debt coverage ratio as of October 19, 2013 and indicate your compliance with each described financial covenant as of the end of the applicable measurement period as of the date of filing of the original Form 8-K.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
         Greg Carney, Esq.